

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2008

Mr. Robert Landau
Acting Chief Financial Officer
Pacific Gold Corp.
465 South Meadows Parkway #20
Reno, NV 89521

> **Re: Pacific Gold Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 26, 2007**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed January 9, 2008**
> **Form 10-KSB/A #2 for the Fiscal Year Ended December 31, 2006**
> **Filed February 15, 2008**
> **File No. 0-32629**

Dear Mr. Landau:

We have completed our review of your 2006 Form 10-KSB, and related amendments, and do not, at this time, have any further comments.

Sincerely,

Jill Davis
Branch Chief